SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 38)*

                              DATAPOINT CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (Title of Class of Securities)

                                    238100200
                                 (CUSIP Number)

                       Asher B. Edelman, 717 Fifth Avenue
               New York, New York 10022, Telephone: (212) 371-7711
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                               September 27, 1994
             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

            NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
CUSIP No.  238100200
_____________________________________________________________________________

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Plaza Securities Company
_____________________________________________________________________________

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                  WC,00
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         248,995
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                         -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         248,995
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                         -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                         248,995
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                         2.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                         PN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  238100200
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Canal Capital Corporation
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            WC,00
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         333,779
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         -0-
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         333,779
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         333,779
_____________________________________________________________________________
               (12)       CHECK BOX IF THE AGGREGATE AMOUNT
                        IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         2.6%
_____________________________________________________________________________
                (14)     TYPE OF REPORTING PERSON **
                         CO
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  238100200
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Intelogic Trace, Inc.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            WC,00
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         329,600
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         329,600
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         329,600
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **         [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         2.6%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         CO
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  238100200
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            A.B. Edelman Limited Partnership
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            WC,00
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [X]

_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         783,890
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         -0-
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         783,890
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         -0-
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         783,890
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **          [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         6.1%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         PN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  238100200
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Felicitas Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            WC,00
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         4,402
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         -0-
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         4,402
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         4,402
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         Less than 0.1%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         PN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  238100200
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            A.B. Edelman Management Company Inc.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            Not Applicable
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [X]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         -0-
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         663,379 (Shares owned by Canal Capital Corporation and
                         Intelogic Trace, Inc.)
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         663,379 (Shares owned by Canal Capital Corporation and
                         Intelogic Trace, Inc.)
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         5.2%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         CO
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  238100200
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Regina M. Edelman
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            PF,00
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Brazil
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         165,204 (including Debentures convertible into 1,822
                                  shares)
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         -0-
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         165,204 (including Debentures convertible into 1,822
                         shares)
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         -0-
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         165,204 (including Debentures convertible into 1,822
                         shares)
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         1.3%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  238100200
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            Asher B. Edelman
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            PF,00
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [X]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         124,999 (consists of options on 124,999 shares)
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         -0-
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         124,999 (consists of options on 124,999 shares)
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         -0-
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         124,999 (consists of options on 124,999 shares)
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **          [X]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         1.0%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
CUSIP No.  238100200
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Canal Capital Corporation Retirement Plan
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
            WC,OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         19,827
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                         -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         19,827
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                         -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            19,827
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           0.2%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
             EP
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 38 to Schedule 13D restates the entire text of the Schedule 13D in accordance with Rule
101(a)(2)(ii) of Regulation S-T.

Item 1.  Security and Issuer.

            This statement, as amended, relates to the common stock, par value $0.25 per share ("Common Stock"), issued by Datapoint Corporation (the "Company"), whose principal executive offices are at 8400 Datapoint Drive, San Antonio, Texas 78229.

Item 2.  Identity and Background.

            (a) This statement is filed by (i) Plaza Securities Company, a New York limited partnership ("Plaza"), with respect to shares owned by it, (ii) Canal Capital Corporation (formerly United Stockyards Corporation), a Delaware corporation ("Canal"), with respect to the shares of Common Stock owned by it, (iii) Intelogic Trace, Inc., a New York corporation ("IT"), with respect to shares owned by it, (iv) A.B. Edelman Limited Partnership, a Delaware limited partnership ("Edelman Limited Partnership"), with respect to the shares of Common Stock owned by it, (v) Felicitas Partners, L.P., a Delaware limited partnership ("Felicitas"), with respect to the shares of Common Stock owned by it, (vi) A.B. Edelman Management Company Inc. ("Edelman Management"), a New York corporation as the investment manager for Canal and IT, with respect to the shares of Common Stock owned by Canal and IT, (vii) Regina M. Edelman with respect to the shares of Common Stock owned by her, (viii) Asher B. Edelman with respect to the shares of Common Stock owned by him and because, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, he may be deemed to be the beneficial owner of the shares of Common Stock owned by
(A) each of the foregoing persons and (B) three Uniform Gift to Minors Act accounts for which Mr. Edelman is custodian, each account for the benefit of one of Mr. Edelman's three children (the "Custodian Accounts"); and (ix) the Canal Capital Corporation Retirement Plan, a trust organized under the laws of New York (the "Canal Plan"), with respect to the shares of Common Stock held by it.

            The Intelogic Trace, Inc. Retirement Plan (the "IT Plan") is no longer covered by this statement due to the fact that, on September 21, 1994, Mr. Edelman resigned as trustee of the IT Plan. Aile Blanche, Inc. ("Aile Blanche") is no longer covered by this statement having sold all of the Common Stock it held.

            The names of the general partners of Plaza are set forth in Schedule A hereto. The sole general partner of Felicitas is Citas Partners, a New York general partnership ("Citas") whose general partners are Mr. Edelman and Edelman Management. The sole general and limited partner of Edelman Limited Partnership is Mr. Edelman. The trustees of the Canal Plan are Canal directors, Mr. Edelman and Michael Schultz. The names of the directors and executive officers of Canal, IT and Edelman Management are set forth, respectively, in Schedules B, C and D hereto.

            (b) The address of the principal business and principal office of each of Plaza, Canal, Edelman Limited Partnership, Felicitas, Citas, Edelman Management and the Canal Plan is 717 Fifth Avenue, New York, New York 10022. The address of the principal business and principal office of IT is Turtle Creek Tower I, Post Office Box 400044, San Antonio, Texas 78229. The business address of Regina M. Edelman and Asher B. Edelman is 85 Av. General Guisan, Ch-1009 Pully, Switzerland. The principal business addresses of the directors and officers of Canal, IT and Edelman Management are set forth, respectively, in Schedules B, C and D hereto.

            (c) The principal business of Plaza is that of a broker-dealer in the securities business. The principal business of both Edelman Limited Partnership and Felicitas is that of an investment partnership. The principal business of Edelman Management is that of an investment manager. The principal business of Canal is the ownership and operation or lease of central public stockyards. The principal business of IT is the provision of maintenance services for computer, data communications and telecommunications equipment. The principal business of the Canal Plan is the provision of pension benefits for the employees of Canal.

            The principal business of Citas is that of general partner of Felicitas. The principal occupations of Mr. Edelman and the other directors and executive officers of each of Canal, IT and Edelman Management are set forth, respectively, in Schedules B, C and D hereto. Regina M. Edelman is the wife of Mr. Edelman.

            (d) None of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Except as set forth on Schedule E hereto, none of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

            (f) Asher B. Edelman and Regina M. Edelman are citizens of the United States and Brazil, respectively. All natural persons referred to on Schedules A-D hereto are citizens of the United States, except as otherwise noted in such Schedules.

Item 3.  Source and Amount of Funds or Other Consideration.

            As of the date of this Amendment, the reporting persons' net investment cost (including commissions, if any) is:

            (i) $1,661,219 for the 248,995 shares of Common Stock owned by Plaza;

            (ii) $2,021,722 for the 333,779 shares of Common Stock owned by Canal;

            (iii) $2,012,652 for the 329,600 shares of Common Stock owned by IT;

            (iv) $4,489,246 for the 633,890 shares of Common Stock owned by Edelman Limited Partnership;

            (v) $25,731 for the 4,402 shares of Common Stock owned by Felicitas;

            (vi) $463,449 for the 163,204 shares of Common Stock owned by Regina M. Edelman (excludes the 1,822 shares which may be acquired by her upon conversion of Debentures);

            (vii) the 124,999 shares of Common Stock underlying exercisable options held by Mr. Edelman may be acquired by him for an aggregate investment of $298,309;

            (viii) $46,275 for the 21,000 shares of Common Stock owned by the Custodian Accounts; and

            (ix) $122,482 for the 19,827 shares of Common Stock owned by the Canal Plan.

            Each of the corporations, partnerships and trusts referred to in this Item 3 made purchases of Common Stock with its working capital and other funds. Each natural person referred to in this Item 3 made purchases of Common Stock with personal funds and other funds.

            All or a portion of the shares of Common Stock owned by the persons and entities referred to in this Item 3 may from time to time be held in margin accounts. All such margin accounts may from time to time have debit balances. Since other securities are held in all such accounts, it is impracticable to determine the amount, if any, borrowed with respect to the shares of Common Stock held in such accounts, and interest rates vary with applicable rates and account balances.

Item 4.  Purposes of Transaction.

            The purpose of the holding of shares of Common Stock by Mr. Edelman and the other reporting persons is for investment.
Mr. Edelman has been Chairman of the Company's Board of Directors and of the Board's Executive Committee since March 1985 and Chief Executive Officer of the Company since February 1993.

            Each of Mr. Edelman and the other reporting persons intends to review its investment in the Company on a continuing basis and, depending upon various factors, including the Company's business affairs and financial position, the price levels of the shares of the Common Stock, and conditions in the securities markets and general economic and industry conditions, will take such actions with respect to its respective investment in the Company as it deems appropriate in light of the circumstances existing from time to time. Such actions may include the acquisition of additional shares of the Common Stock through open-market and privately negotiated transactions, and may, subject to applicable securities law, include the sale of some or all of its holdings in the open-market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

            Notwithstanding anything to the contrary in the preceding two paragraphs, in connection with the matters described in Item 6 hereof, IT intends to sell all the shares of Common Stock owned by it in open-market and\or private transactions, subject to applicable securities laws, as, if and when such sale is determined by the IT to be in the best interests of its estate.

Item 5.  Interest in Securities of the Issuer.

            (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 12,751,286 shares outstanding as of October 4, 1994, based upon information received from the Company.

            As of the close of business on October 4, 1994:

            (i) Plaza owns 248,995 shares of Common Stock, constituting approximately 2.0% of the shares outstanding.

            (ii) Edelman Management owns no shares of Common Stock. As investment manager for Canal and IT, Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 333,779 and 329,600 shares owned by Canal and IT, respectively, totalling 663,379 shares which constitute approximately 5.2% of the shares outstanding.

            (iii) Canal owns 333,779 shares of Common Stock, constituting approximately 2.6% of the shares outstanding.

            (iv) IT owns 329,600 shares, which constitutes approximately 2.6% of the shares outstanding.

            (v) Regina M. Edelman owns 163,204 shares of Common Stock and $17,000 principal amount of the Company's 8-7/8% Convertible Subordinated Debentures ("Debentures"), presently convertible into 1,822 shares of Common Stock, totalling 165,026 shares deemed beneficially owned by her. Such shares constitute approximately 1.3% of the shares outstanding (based upon the 12,754,930 shares which would be outstanding following the conversion of such Debentures).

            (vi) Felicitas owns 4,402 shares of Common Stock, constituting less than .1% of the shares outstanding.

            (vii) Edelman Limited Partnership owns 783,890 shares of Common Stock, constituting approximately 5.2% of the shares outstanding.

            (viii) Mr. Edelman owns directly no shares of Common Stock. He holds exercisable options on 124,999 shares of Common Stock, constituting approximately 1.0% of the shares outstanding (based upon the 12,876,285 shares which would be outstanding following the exercise of such options). By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the 2,011,691 shares of Common Stock owned by the foregoing persons, himself and the Custodian Accounts in aggregate (which include options on 124,999 shares and 1,822 shares underlying Debentures), constituting approximately 15.6% of the shares outstanding (based upon the 12,878,107 shares which would be outstanding following the exercise of such options and the conversion of such Debentures).

            (ix)  The Canal Plan owns 19,827 shares of Common
Stock, constituting approximately 0.2% of the shares outstanding.

            (xi) The Custodian Accounts own a total of 21,000 shares of Common Stock, constituting approximately 0.2% of the shares outstanding.

            (xii) Certain other persons related to or affiliated with Mr. Edelman own the following amounts of Common Stock: (A) Penelope C. Edelman, Mr. Edelman's former wife, owns 4,366 shares of Common Stock (including 3,866 shares underlying Debentures presently convertible), constituting less than 0.1% of the shares outstanding; (B) three UGMA Accounts for the benefit of children of Mr. Edelman, of which Penelope C. Edelman is custodian, own a total of 37,835 shares of Common Stock, constituting approximately 0.3% of the shares outstanding; (C) three trusts for the benefit of children of Mr. Edelman, of which Michael Schultz is trustee, own a total of 1,506 shares of Common Stock, constituting less than 0.1% of the shares outstanding; and (D) Mildred Ash, Mr. Edelman's mother, owns 70,580 shares of Common Stock, constituting approximately 0.1% of the shares outstanding. Mr. Edelman expressly disclaims beneficial ownership of the foregoing shares.

            (xiii) To the best knowledge of the reporting persons, certain directors, officers and/or general partners of the reporting persons own the following amounts of Common Stock
(based upon information reported by the Company or such individuals in public filings): (A) Daniel R. Kail, a director of IT, owns exercisable options to purchase 25,000 shares of Common Stock, constituting approximately 0.2% of the outstanding shares;
(B) Gerald N. Agranoff, a director of Canal and IT, a general partner of Plaza, and an executive officer of Edelman Management, owns 25,000 shares of Common Stock (consisting of options for 25,000 shares), constituting approximately 0.2% of shares outstanding; and (C) Irving Garfinkel a general partner of Plaza and an officer of Edelman Management and Aile Blanche, owns
25,000 shares of Common Stock (consisting of options for 25,000 shares), constituting approximately 0.2% of shares outstanding.

            (b) Plaza has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman as controlling general partner thereof.

            Canal has the sole power to vote and shared power to dispose of the shares owned by it. The power to vote such shares is exercisable by its Chairman, Mr. Edelman. The power to dispose of such shares is exercisable by Edelman Management as investment manager for Canal, which power is exercisable by Mr. Edelman, as President of Edelman Management.

            IT has the sole power to vote and shared power to dispose of the shares owned by it. The power to vote such shares is exercisable by its Chairman of the Board, Mr. Edelman. The power to dispose of such shares is exercisable by Edelman Management as investment manager for IT, which power is exercisable by Mr. Edelman, as President of Edelman Management and is subject to approval of the Bankruptcy Court.

            Edelman Limited Partnership has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman as the sole general partner of Edelman Limited
Partnership.

            Felicitas has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman as the controlling general partner of Citas (the sole general partner of Felicitas).

            Regina M. Edelman has the sole power to vote and dispose of the shares owned by her.

            The Canal Plan has the sole power to vote and to dispose of the shares owned by it which power is exercisable by its trustees, Messrs. Edelman and Schultz.

            (c) All transactions in the Common Stock within the 60 days preceding this Amendment by the reporting persons and, to the best knowledge of the reporting persons, by other persons referred to in Item 5(a) are reported on Schedule F hereto.
Except as otherwise noted, all such transactions were open market transactions.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships With Respect to Securities of the Issuer.

            IT, which is the subject of chapter 11 bankruptcy case in the United States Bankruptcy Court for the Western District of Texas, San Antonio Division (the "Bankruptcy Court"), filed with the Bankruptcy Court on August 25, 1994 a Motion to Approve Agreement with Datapoint Corporation for Release of Datapoint Stock and Subsequent Sale Thereof (the "Motion," a copy of which is filed herewith as Exhibit 1). Pursuant to the Motion, IT asked the Bankruptcy Court for authority to: (i) terminate a certain Option Agreement and Grantor Trust Agreement between IT and the Company under which 2,700,000 shares of Common Stock owned by IT were being held in trust subject to the Company's five-year option to purchase such shares from IT; (ii) enter into an Agreement with the Company as to the division of such shares held in trust (the "Datapoint Agreement," a copy of which is filed as Exhibit 2 hereto); and (iii) sell the remaining shares of Common Stock owned by it. On September 9, 1994, the
Bankruptcy Court entered an Order Approving Datapoint Agreement and Sale of Datapoint Stock By Debtor (the "Order," a copy of which is filed as Exhibit 3 hereto).

            Pursuant to the Order and the Datapoint Agreement, (i) the aforementioned Option Agreement and Grantor Trust Agreement were terminated, (ii) on September 27, 1994, 2,400,000 shares of Common Stock held in trust were distributed to the Company and 300,000 of shares of Common Stock held in trust were distributed to IT and (iii) IT was authorized by the Bankruptcy Court to proceed with the sale of all shares of Common Stock owned by it as, if and when determined to be in the best interest of IT's estate.

            Item 7.  Material to be Filed as Exhibits.

            1.    Motion to Approve Agreement with Datapoint
Corporation for Release of Datapoint Stock and Subsequent Sale
Thereof, filed August 25, 1994.

            2.    Agreement, by and between Intelogic Trace, Inc.
and Datapoint Corporation, with respect to Datapoint Option.

            3.    Order Approving Datapoint Agreement and Sale of
Datapoint Stock By Debtor, entered September 9, 1994.

                            SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:      October 7, 1994


                               /S/  ASHER B. EDELMAN
                               Asher B. Edelman, individually and as
                               attorney-in-fact for each of Plaza
                               Securities Company, Canal Capital
                               Corporation, A.B. Edelman Limited
                               Partnership, Felicitas Partners, L.P.,
                               A.B. Edelman Management Company, Inc.,
                               Regina M. Edelman and Canal Capital
                               Corporation Retirement Plan under powers
                               of attorney

                                         SCHEDULE A

                        General Partners of Plaza Securities Company

                                                              Present
      Name               Business Address          Principal Occupation

Asher B. Edelman    85 Av. General Guisan    General Partner, Asco Partners, a general
                    Ch-1009 Pully            partner of Arbitrage Securities Company
                    Switzerland              (broker-dealer); General Partner, Plaza
                                             Securities Company (investment partnership);
                                             Chairman of the Board and Office of the
                                             President, Intelogic Trace, Inc., (computer
                                             maintenance company); Chairman of the Board
                                             and Chief Executive Officer, Datapoint
                                             Corporation (telecommunication company)

Irving Garfinkel    717 Fifth Avenue         General Partner, Asco Partners, a general
                    New York, NY 10022       partner of Arbitrage Securities Company
                                             (broker-dealer); General Partner and
                                             Controller, Plaza Securities Company
                                             (investment partnership)

Gerald N. Agranoff  717 Fifth Avenue         General Partner, Asco Partners, a general
                    New York, NY 10022       partner of Arbitrage Securities Company
                                             (broker-dealer); General Partner and Counsel,
                                             Plaza Securities Company (investment
                                             partnership)

                                         SCHEDULE B

                             Directors and Executive Officers of
                                  Canal Capital Corporation

                                                        Present
      Name               Business Address             Principal Occupation

Directors:
Asher B. Edelman    85 Av. General Guisan    General Partner, Asco Partners, a general
                    Ch-1009 Pully            partner of Arbitrage Securities Company
                    Switzerland              (broker-dealer); General Partner, Plaza
                                             Securities Company (investment partnership);
                                             Chairman of the Board and Office of the
                                             President, Intelogic Trace, Inc., (computer
                                             maintenance company); Chairman of the Board
                                             and Chief Executive Officer, Datapoint
                                             Corporation (telecommunication company)

Gerald N. Agranoff  717 Fifth Avenue         General Partner, Asco Partners, a general
                    New York, NY 10022       partner of Arbitrage Securities Company
                                             (broker-dealer); General Partner and Counsel,
                                             Plaza Securities Company (investment
                                             partnership)

Michael E. Schultz  375 Park Avenue          Of Counsel, Ehrenkranz, Ehrenkranz & Schultz
                    New York, NY 10152       (Law firm); President, Canal Capital
                                             Corporation; Executive Vice President -
                                             Special Projects, Intelogic Trace, Inc.
                                             (computer maintenance company)

Additional Executive Officer:

Reginald Schauder   717 Fifth Avenue         Vice President - Finance, Canal
                    New York, NY 10022       Corporation


                                         SCHEDULE C

                             Directors and Executive Officers of
                                    Intelogic Trace, Inc.


                                                        Present
      Name               Business Address             Principal Occupation

Directors:

Asher B. Edelman    85 Av. General Guisan    General Partner, Asco Partners, a general
                    Ch-1009 Pully            partner of Arbitrage Securities Company
                    Switzerland              (broker-dealer); General Partner, Plaza
                                             Securities Company (investment partnership);
                                             Chairman of the Board and Office of the
                                             President, Intelogic Trace, Inc., (computer
                                             maintenance company); Chairman of the Board
                                             and Chief Executive Officer, Datapoint
                                             Corporation (telecommunication company)

Gerald N. Agranoff  717 Fifth Avenue         General Partner, Asco Partners, a general
                    New York, NY 10022       partner of Arbitrage Securities Company
                                             (broker-dealer); General Partner and Counsel,
                                             Plaza Securities Company (investment
                                             partnership)

Leon Botstein       Bard College             President, Bard College
                    Annandale-on-Hudson,
                    NY 12504

Daniel R. Kail      980 Post Road East       Managing Trustee,
                    Westport, CT 06880       Management Assistance, Inc. Liquidating Trust

Michael E. Schultz  375 Park Avenue          Of Counsel, Ehrenkranz, Ehrenkranz & Schultz
                    New York, NY 10152       (Law firm); President, Canal Capital Corpora-
                                             tion (Dealer in antiquities and contemporary
                                             art and owner and operator of real estate);
                                             Executive Vice President, Special Projects,
                                             Intelogic Trace, Inc.

Mark S. Helwege     Turtle Creek Tower I     Executive Vice
                    P.O. Box 400044          President, Intelogic
                    San Antonio, TX 78229    Trace, Inc.

Additional Executive Officers:

Philip D. Freeman   Turtle Creek Tower I     Senior Vice President,
                    P.O. Box 400044          General Counsel
                    San Antonio, TX 78229    and Secretary,
                                             Intelogic Trace, Inc.

                                         SCHEDULE D

                             Director and Executive Officers of
                            A.B. Edelman Management Company Inc.


                                                      Present
      Name               Business Address            Principal Occupation

Director and
President:

Asher B. Edelman    85 Av. General Guisan    General Partner, Asco Partners, a general
                    Ch-1009 Pully            partner of Arbitrage Securities Company
                    Switzerland              (broker-dealer); General Partner, Plaza
                                             Securities Company (investment partnership);
                                             Chairman of the Board and Office of the
                                             President, Intelogic Trace, Inc., (computer
                                             maintenance company); Chairman of the Board
                                             and Chief Executive Officer, Datapoint
                                             Corporation (telecommunication company)

Additional Executive Officers:

Irving Garfinkel    717 Fifth Avenue         General Partner, Asco Partners, a general
                    New York, NY 10022       partner of Arbitrage Securities Company
                                             (broker-dealer); General Partner and
                                             Controller, Plaza Securities Company
                                             (investment partnership)

Gerald N. Agranoff  717 Fifth Avenue         General Partner, Asco Partner, a general
                    New York, NY 10022       partner of Arbitrage Securities Company
                                             (broker-dealer); General Partner and Counsel,
                                             Plaza Securities Company (investment
                                             partnership)



                                   SCHEDULE E

            On April 11, 1991, a complaint was filed by the Securities and Exchange Commission (the "SEC") in the United
States District Court for the District of Columbia against Mr.
Edelman, Edelman Limited Partnership and Edelman Management, wherein the SEC alleged violations of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), and Rule
13d-2 thereunder. The SEC's action was settled on the same day it was filed without any defendants admitting or denying the allegations of the complaint, and without the adjudication of any issue of fact or law. As part of the settlement, Mr. Edelman, Edelman Limited Partnership and Edelman Management agreed to the entry of a final order enjoining them, their agents, servants, employees and attorneys-in-fact, and those persons in active concert or participation with any of them who receive actual notice of the order, from violating Section 13(d) of the Act by failing to timely file or cause to be filed with the SEC and send or cause to be sent to the issuer of any security of which they singly or as part of a group are the beneficial owner of more than 5% and each exchange where such security is traded, Schedule
13Ds and amendments thereto pursuant to Section 13(d) of the Act and Rules 13d-1 and 13d-2 thereunder. In addition, Mr. Edelman agreed to disgorge the sum of $436,858, representing the amount which the SEC alleged was saved by the defendants' failing to promptly amend their Schedule 13D.


                                         SCHEDULE F


                     Transactions in Datapoint Corporation Common Stock


                                        No. Shares
Date        Name                        Bought(Sold)         Price

8/8/94      UGMA Accounts (Penelope         7,500            $3-3/8
            C. Edelman, Custodian)

8/8/94      Regina Edelman                  2,500            $3-3/8

8/8/94      A.B. Edelman Limited            2,500            $3-3/8
            Partnership

8/11/94*    A.B. Edelman Limited          150,000            $1-5/8
            Partnership

8/17/94**   Regina Edelman                100,000            $2.49375

9/27/94***  Intelogic Trace, Inc.      (2,400,000)           N/A

9/27/94     Intelogic Trace, Inc.          (9,500)           $2-3/4

9/27/94     Intelogic Trace, Inc.             (85)           $2-5/8

9/30/94     Intelogic Trace, Inc.          (2,200)           $2-3/4

10/04/94    Intelogic Trace, Inc.          (2,000)           $2-5/8
_________________________

*     Acquired from Datapoint Corporation upon exercise of an employee stock option granted pursuant to the Datapoint Corporation 1986 Employee Stock Option Plan to
      Asher B. Edelman.

**    Acquired from Datapoint Corporation in an offering to non-U.S. persons.

***   As described in Item 6 hereof, shares transferred to Datapoint Corporation in connection with settlement of grantor trust.


                                INDEX TO EXHIBITS


                                                       ELECTRONIC (E)
EXHIBIT           DESCRIPTION                          OR PAPER (P)

1.          Motion to Approve Agreement with
            Datapoint Corporation for Release
            of Datapoint Stock and Subsequent
            Sale Thereof, filed August 25, 1994 . . . . . . . E

2.          Agreement, by and between Intelogic
            Trace, Inc. and Datapoint Corporation,
            with respect to Datapoint Option. . . . . . . . . E

3.          Order Approving Datapoint Agreement
            and Sale of Datapoint Stock By Debtor,
            entered September 9, 1994 . . . . . . . . . . . . E

                                                                 EXHIBIT 1


                      IN THE UNITED STATES BANKRUPTCY COURT
                        FOR THE WESTERN DISTRICT OF TEXAS
                              SAN ANTONIO DIVISION

                                                 (Stamped:
IN RE:                               :           FILED AUGUST 25 1994
                                     :           U.S. BANKRUPTCY COURT)
INTELOGIC TRACE, INC.                :
                                     :           CASE NO. 94-52172-C-11
      DEBTOR.                        :               (CHAPTER 11)


           MOTION TO APPROVE AGREEMENT WITH DATAPOINT CORPORATION FOR
             RELEASE OF DATAPOINT STOCK AND SUBSEQUENT SALE THEREOF


      Intelogic Trace, Inc. ("Debtor") files this Motion To Approve Agreement With Datapoint Corporation For Release Of Datapoint Stock And Subsequent Sale Thereof, pursuant to 11 U.S.C. Sec. 105, 363 and 365, Rules 2002, 6004, 6006 and 9019, of
the Federal Rules of Bankruptcy Procedure and Local Rules 2002, 6004 and 9019 of the Local Bankruptcy Rules. In support, Debtor would show:

      1. Debtor initiated its Chapter 11 bankruptcy case by filing a Voluntary Petition on August 5, 1994.

      2. Since its bankruptcy filing, Debtor has operated its business as a debtor-in-possession pursuant to 11 U.S.C. Sec. 1107 and 1108.

      3. Debtor is a computer and telecommunications maintenance and support services company. Debtor provides maintenance services to end users of computer, data communications, and telecommunications equipment in the United States and Canada.

      4. Debtor and Datapoint Corporation ("DPT") entered into an Acquisition Agreement dated as of November 9, 1990 (the
"Acquisition Agreement"), which provided for the purchase by Debtor from DPT of all of the shares of stock of Datapoint
Canada, Inc. A copy of the Acquisition Agreement is attached hereto as Exhibit "A" and is incorporated herein for all purposes.

      5. In connection with the Acquisition Agreement, Debtor and DPT entered into an Option Agreement dated as of November 9, 1990 (the "Option Agreement"). The Option Agreement provided that DPT could purchase certain DPT stock held by Debtor at certain prices. A copy of the Option Agreement is attached hereto as Exhibit "B" and is incorporated herein for all purposes. Similarly, pursuant to the Acquisition Agreement, Debtor entered into a Grantor Trust Agreement dated as of May 6, 1991 (the "Grantor Trust Agreement"). The Grantor Trust Agreement was executed to establish a "Grantor Trust" to hold the DPT stock which was subject to the Option Agreement. A copy of the Grantor Trust Agreement is attached as Exhibit "C" and is incorporated herein for all purposes. Peter M. Bren ("Trustee") is the Trustee under the Grantor Trust Agreement.

      6. Debtor and DPT have mutually agreed to a division of the corpus in the Grantor Trust in lieu of the provisions of the Option Agreement and Debtor and DPT desire to terminate the Option Agreement and have Debtor terminate the Grantor Trust Agreement. The Agreement between Debtor and DPT providing for this action is attached as Exhibit "D" and is incorporated herein for all purposes. This Agreement shall hereinafter be referred to as the "Datapoint Agreement."

      7. Under the Datapoint Agreement, Debtor and DPT propose to have the Trustee transfer and distribute 2,400,000 shares of Datapoint common stock held by the Trustee, pursuant to the Grantor Trust Agreement, to DPT and transfer and distribute 300,000 shares of Datapoint common stock held by the Trustee, pursuant to the Grantor Trust, to Debtor. Debtor and DPT have also agreed in the Datapoint Agreement that the Option Agreement and the Grantor Trust Agreement shall be terminated by mutual consent and be of no further force or effect. Debtor will pay all costs and expenses required to effectuate the provisions of Datapoint Agreement.

      8. Debtor contends that approving the Datapoint Agreement is in the best interest of Debtor's estate and its creditors. Approving the Agreement will result in the transfer of 300,000 shares of Datapoint common stock to Debtor. Thus, a significant asset will be made available to Debtor. Moreover, Debtor is also requesting authority to sell all of its Datapoint stock, which includes the Datapoint stock transferred to Debtor as part of the Datapoint Agreement and an additional 43,000 shares owned by the Debtor as, if, and when such sale is determined by Debtor to be in the interest of the Debtor and its estate. Approving this Motion will allow Debtor to liquidate valuable assets.

      9. Debtor contends that no party has any claim or lien or security interest in the Datapoint stock other than Foothill Capital Corporation pursuant to the terms of the Interim Order Authorizing Limited Use of Cash Collateral, Post-Petition Financing and Grant of Security Interests. Debtor requests authorization to sell the Datapoint stock received in connection with consummation of the Datapoint Agreement free and clear of liens, with any and all such liens to attach to the proceeds of such sale. Debtor proposes to sell Datapoint stock so as to receive market value for the Datapoint stock less normal and customary selling expenses such as brokerage commissions, etc.

      10. The Datapoint Agreement was negotiated at arms length and in good faith and consummation is a condition to confirmation of the Plan of Reorganization currently on file.

      WHEREFORE, Debtor requests that the Court enter an Order authorizing Debtor to enter into and consummate the Datapoint Agreement and thereafter sell the Datapoint stock received on consummation of the Datapoint Agreement as, if, and when Debtor believes it would be in the best interest of Debtor and its estate, provided that Debtor receives market value for all Datapoint stock owned by Debtor in such sale, less normal and customary selling expenses such as brokerage commissions, etc. Debtor further requests that the Court's order deem the Option Agreement, Grantor Trust Agreement, and the Grantor Trust terminated after consummation of the transactions provided for in the Datapoint Agreement. Debtor requests that such other and further relief to which it may be justly entitled.

                                     Respectfully submitted,

                                     COX & SMITH INCORPORATED
                                     112 East Pecan, Suite 1800
                                     San Antonio, Texas  78205
                                     (210) 554-5500
                                     (210) 226-8395 (FAX)


                                     By:  (signature)
                                        Deborah D. Williamson
                                        Texas State Bar No. 21617500
                                        Patrick L. Huffstickler
                                        Texas State Bar No. 10199250

                                        ATTORNEYS FOR INTELOGIC TRACE, INC.

                                                                 EXHIBIT 2


                                    AGREEMENT

This Agreement (hereinafter "Agreement") is made by and between INTELOGIC TRACE, INC. ("I T") a New York corporation having its principal offices in San Antonio, Texas and DATAPOINT CORPORATION ("DPT") a Delaware corporation having its principal offices in San Antonio, Texas.

                                   WITNESSETH:

WHEREAS, I T and DPT entered into an Acquisition Agreement (the
"Acquisition Agreement") as of November 9, 1990 concerning the purchase by I T of all of the shares of stock of Datapoint Canada
Inc., a Canadian corporation, and

WHEREAS, pursuant to the Acquisition Agreement, I T and DPT entered into an Option Agreement (the "Option Agreement") as of November 9, 1990, and

WHEREAS, pursuant to the Acquisition Agreement, I T entered into a Grantor Trust Agreement with Peter M. Bren (the "Trustee") as of May 6, 1991, (the "Grantor Trust Agreement"), and

WHEREAS, on August 5, 1994, I T filed a Voluntary Petition in
Bankruptcy in the United States Bankruptcy Court for the Western
District of Texas, San Antonio Division, Case No. 94-52172-C (the
"Bankruptcy Case"), and

WHEREAS, I T and DPT have mutually agreed to a division of the corpus in the trust in lieu of the provisions of the Option
Agreement; and

WHEREAS, I T and DPT desire to terminate the Option Agreement and have I T terminate the Grantor Trust Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1. I T and DPT hereby agree that appropriate motions shall be filed by I T in the Bankruptcy Case to cause the Trustee to promptly transfer and distribute 2,400,000 shares of the Datapoint Common Stock held by the Trustee pursuant to the Grantor Trust Agreement to DPT and transfer and distribute 300,000 shares of the Datapoint Common Stock held by the Trustee pursuant to the Grantor Trust Agreement to I T.

2. I T and DPT hereby agree that once the Bankruptcy Court orders the aforementioned distribution of Datapoint Common Stock and such stock is distributed, the Option Agreement and the Grantor Trust Agreement shall be deemed terminated by mutual consent and be of no further force or effect.

3. I T and DPT agree that I T shall pay all costs and expenses required to effect the provisions of this Agreement.

IN WITNESS WHEREOF, authorized representatives of the parties hereto have executed this Agreement as of the last date written below.

INTELOGIC TRACE, INC.                      DATAPOINT CORPORATION

By:_________________________               By:_________________________
Name:_______________________               Name:_______________________
Title:______________________               Title:______________________
Date:_______________________               Date:_______________________

                                                                  EXHIBIT 3

                      IN THE UNITED STATES BANKRUPTCY COURT
                        FOR THE WESTERN DISTRICT OF TEXAS
                              SAN ANTONIO DIVISION

                                                 (Stamped: FILED
IN RE:                               :           SEP 09 1994
                                     :           U.S. BANKRUPTCY COURT)
INTELOGIC TRACE, INC.                :
                                     :     CASE NO. 94-52172-C-11
      DEBTOR.                        :           (CHAPTER 11)


                     ORDER APPROVING DATAPOINT AGREEMENT AND
                        SALE OF DATAPOINT STOCK BY DEBTOR

      The Court has considered the Motion To Approve Agreement With Datapoint Corporation For Release Of Datapoint Stock And Subsequent Sale Thereof (the "Datapoint Motion"). After considering the Datapoint Motion, the evidence presented, and the arguments of counsel, the Court finds that the Datapoint Motion should be granted in all respects, with Debtor authorized to relinquish voting and investment control over any or all of the Datapoint common stock in the Grantor Trust (the "Trust Shares") and, subsequent to any such relinquishment, to consummate the transactions provided for in the Datapoint Motion, and to sell, or to request or cause the trustee of the Grantor Trust to sell, the Datapoint common stock made available to or for the benefit of Debtor pursuant to such transactions.

      It is therefore ordered that the Datapoint Motion is approved in all respects. Debtor is authorized to relinquish voting and investment control over any or all of the Trust Shares and, subsequent to any such relinquishment, to enter into and take all actions necessary to consummate the Datapoint Agreement, as defined in the Datapoint Motion.

      It is further ordered that the Option Agreement, Grantor Trust Agreement, and the Grantor Trust, as described in the Datapoint Motion, are deemed terminated and shall be of no further force and effect upon conclusion and consummation of the transactions provided for in the Datapoint Agreement, including the distribution of the Datapoint stock provided for therein.

      It is further ordered that Debtor is authorized to pay all costs and expenses required to effect the provisions of the Datapoint Agreement.

      It is further ordered that, upon completion and consummation of the transactions provided for in the Datapoint Agreement, Debtor is authorized to sell and/or cause the trustee of the Grantor Trust to sell, free and clear of liens, claims and encumbrances, any and all Datapoint common stock made available to or for the benefit of Debtor as a result of the transactions provided for in the Datapoint Agreement as, if, and when Debtor determines such actions are appropriate, provided that such sale(s) are at or above market price for such Datapoint stock, less any normal and customary costs of sale such as commissions, etc.

      It is further ordered that Debtor is also authorized to immediately sell, free and clear of all liens, claims and encumbrances, all Datapoint stock to which the Debtor has both legal and equitable title, including, without limitation, the approximately 43,000 shares owned of record by the Debtor. The sales proceeds of such Datapoint stock shall be applied pursuant to the terms of Interim Order Authorizing Limited Use of Cash Collateral, Post-Petition Financing and Grant of Security Interest entered on or about August 5, 1994.

      It is further ordered that the Datapoint Agreement and corresponding sale of Datapoint stock by Debtor is in good faith and entitled to protection as provided by 11 U.S.C. Sec. 363(m).

      Signed this 8th day of September, 1994.

                                            (signature)
                                           LEIF M. CLARK
                                           UNITED STATES BANKRUPTCY JUDGE


ORDER SUBMITTED BY:

Deborah D. Williamson
Texas State Bar No. 21617500
Patrick L. Huffstickler
Texas State Bar No. 10199250
COX & SMITH INCORPORATED
112 East Pecan, Suite 1800
San Antonio, Texas  78205
(210) 554-5500
(210) 226-8395 (FAX)

ATTORNEYS FOR INTELOGIC TRACE, INC.